UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

         Contrarian Capital Advisors, L.L.C.
         411 West Putnam Avenue
         Suite 225
         Greenwich, Connecticut  06830

2.  Issuer Name and Ticker or Trading Symbol

         EBS Building, L.L.C.

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

         1/99

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    (x) Director* (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7.  Individual or Joint/Group Filing (check Applicable Line)

          Form filed by One Reporting Person
      x    Form filed by More than One Reporting Person

                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Class A Membership       12/31/98        J               30,413**   A   N/A       1,283,361****           I        General Partner
Units                                                                                                              or Investment
                                                                                                                   Manager

Class A Membership       12/31/98        J               13,494***  A   N/A       1,192,396*****          I        General Partner
Units                                                                                                              or Investment
                                                                                                                   Manager



                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
                   |             |            |      |     |        |        |         |         |        |            |





                             2







|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of          |
|     Derivative        |    derivative     |     Form of       |     Indirect           |
|     Security          |    Securities     |     Derivative    |     Beneficial         |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership          |
|                       |    cially         |     Direct (D)    |     (Instr. 4)         |
|                       |    Owned at       |     or Indirect   |                        |
|                       |    End of         |     (I) (Instr.   |                        |
|                       |    Month          |     4)            |                        |
|                       |    (Instr. 4)     |                   |                        |
|_______________________|___________________|___________________|________________________|





Explanation of Responses:

* Contrarian Capital Advisors, L.L.C. ("CCA") and Contrarian Capital Management, L.L.C. ("CCM", and, together with CCA, the "Reporting Persons") are considered to be Designation Members of EBS Building, L.L.C. (the "Issuer") under the Members Agreement of the Issuer dated as of September 26, 1997 (the "Agreement"). Under the Agreement, a Designation Member may be deemed to perform similar functions to those that a Director would perform. The filing of this Form 4 shall not be deemed to be an admission that the Reporting Persons, their Managing Members or any of their Members are Directors of the Issuer or that they perform similar functions to those of a Director.

**    This Form reflects an additional 30,413 Class A Membership
Units that were distributed to the clients of CCA in exchange for claims that were beneficially held by such clients in connection with the bankruptcy reorganization of Edison Brothers Stores, Inc.

***   This Form reflects an additional 13,494 Class A Membership
Units that were distributed to the clients of CCM in exchange for claims that were beneficially held by such clients in connection with the bankruptcy reorganization of Edison Brothers Stores, Inc.

**** These securities are owned by investment advisory clients of CCA and may therefore be deemed to be beneficially owned by CCA. CCA, however, disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

***** These securities are owned by investment advisory clients of CCM and may therefore be deemed to be beneficially owned by CCM. CCM, however, disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.


CONTRARIAN CAPITAL ADVISORS, L.L.C.

  By: /s/ Jon R. Bauer            February 11, 1999
_____________________________     _________________
Jon R. Bauer, Managing Member

**    Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.

                     Joint Filer Information

Name:         Contrarian Capital Management, L.L.C.

Address:      411 West Putnam Avenue
              Suite 225
              Greenwich, Connecticut 06830

Designated
Filer:        Contrarian Capital Advisors, L.L.C.

Issuer:       EBS Building, L.L.C.

Date of Event
Requiring
Statement:    February 11, 1999

Signature:

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

      By: /s/ Jon R. Bauer
    _____________________________
    Jon R. Bauer, Managing Member



























01385001.AO7